650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Robert H. Rosenblum

Email: rrosenblum@wsgr.com

Direct Dial: 202-973-8808

June 14, 2019

David Gessert

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

100 F Street, NE

Washington, DC 20549

Re:                             Blockstack Token LLC

Offering Statement on Form 1-A

Filed May 16, 2019

File No. 024-10986

Dear Mr. Gessert:

Blockstack Token LLC (“Blockstack,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 5, 2019 (the “Comment Letter”), relating to the Company’s filing on May 16, 2019 of the Company’s Offering Statement on Form 1-A (the “Offering Statement”).  On behalf of the Company, we are planning to file a revised draft of the Offering Statement (the “Amendment”).  Defined terms used herein but not defined herein have the definitions ascribed to them in the Offering Statement. Any references below to newly filed exhibits, re-filed exhibits or the filing of this Amendment were drafted in preparation for the actual filing of such exhibits and the Amendment, which has not yet occurred as of the date of this correspondence.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Offering Statement on Form 1-A, filed May 16, 2019

General

1                                         We note your responses to comments 1 and 14.  We continue to evaluate your responses and may have further comment.

The Company respectfully acknowledges the Staff’s comment.

2                                         We note your response to comment 3 with respect to whether burning tokens is a prohibited purchase for purposes of Regulation M and why the owner of the blackhole address is not an affiliated purchaser for purposes of Regulation M.  We do not have any follow up comments about this issue at this time.  Our decision to not issue additional comments should not be interpreted to mean that we either agree or disagree with your response.

The Company respectfully acknowledges the Staff’s comment.

3                                         We note your responses to comments 4, 5, 6 and 7 with respect to various issues relating to the Investment Company Act of 1940.  While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses.

The Company respectfully acknowledges the Staff’s comment.

4                                         We note that the subscription and participation agreements filed as exhibits 4.1 and 4.2 include arbitration and waiver of jury trial provisions.  In addition, we note that exhibit 4.2 also includes a class action waiver provision.  Please revise your offering statement to:

•                  Further describe these provisions, including how they will impact your investors;

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 137 of the offering circular included in the Amendment to describe the provisions and their impact on investors.

•                  Describe any questions as to enforceability under federal and state law;

In response to the Staff’s comment, the Company first notes that it has revised Section 15.1 of the subscription agreement and Section 14.1 of the App.co terms of service included in the participation agreement to explicitly exclude claims under federal and state securities laws from the scope of the application of the arbitration, trial by jury, and class action provisions.  The

Company has also revised the disclosure on the cover page and pages 26 and 137 of the offering circular included in the Amendment to clarify that the provisions referenced above are not enforceable with respect to federal and state securities law claims, and to discuss the enforceability of the provisions with respect to other claims.  The Company proposes to re-file the subscription agreement and participation agreement as Exhibits 4.1 and 4.2, respectively.

•                  Clarify whether the provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

In response to the Staff’s comment, as noted above, the Company has revised the subscription agreement and participation agreement to explicitly exclude claims under federal and state securities laws from the scope of their application, and has made corresponding revisions to the offering circular.

•                  To the extent the provisions apply to federal securities law claims, please revise the disclosure and the participation agreement filed as exhibit 4.2 to state that by agreeing to the provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

In response to the Staff’s comment, the Company has made the requested change to the offering circular on pages 26 and 137 of the offering circular included in the Amendment.   The Company has also made the requested change to the participation agreement by adding a new Section 14.9 to the App.co terms of service included therein, and has added similar language to the subscription agreement in a new Section 15.10 thereto.

•                  Clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

The Company respectfully advises the Staff that purchasers in a secondary transaction would not be subject to the above-referenced provisions.  In response to the Staff’s comment, the Company has revised pages 26 and 137 of the offering circular included in the Amendment to disclose this fact.

The Company has also provided the changed pages of the revised disclosures and exhibits described in the responses to this comment 4, attached hereto as Annex 1.

5                                         Please refer to section 2.2 of the subscription agreement filed as exhibit 4.1, which indicates the following: “[t]he Subscriber is subscribing for and purchasing the Tokens without being furnished any offering literature other than the Subscription Information, and is making this subscription decision solely in reliance upon the information contained in the Subscription Information . . . ,” and your definition of “Subscription Information” in section D.  Given your use of testing-the-waters materials as part of this offering, this provision appears inappropriately limited.  Please revise or advise.  In addition, please remove the representation that a subscriber has “read” the offering materials, such as the Risk Factors, in section 2.4.  In this regard, it is inappropriate to require an investor to represent that it has read the offering materials that you provided to them.  Please make consistent revisions to similar provisions that appear in exhibit 4.2 or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has amended the subscription agreement, which it proposes to re-file as Exhibit 4.1, to clarify that the testing-the-waters materials used by the Company are to be included in the definition of “Subscription Information” in that agreement, and to revise the referenced representation in Section 2.4 to instead require that an investor represent he or she has received and has had an opportunity to review the materials provided to them. The Company has also provided the changed pages of these revised disclosures and exhibits, attached hereto as Annex 2.

6                                         We also note that exhibits 4.1, 4.2 and 4.3 also contain various disclaimers and limitations of liability.  Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise.  In addition, we note that these agreements also contain indemnification provisions.  Please revise your offering circular to highlight the various applicable indemnification provisions in more detail and explain how they apply to investors.  For example, please clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives.  In addition, please explain how that amount would be determined.  Finally, please include appropriate risk factor that highlights the indemnification provisions.

In response to the Staff’s comment, the Company has added a new Section 15.10 to the subscription agreement, which it proposes to file as Exhibit 4.1 to the Amendment, and a new Section 14.9 to the App.co terms of service included in the participation agreement which it proposes to file as Exhibit 4.2 to the Amendment, clarifying that nothing in each agreement constitutes a waiver of any right of the applicable counterparty under the federal securities laws.  The Company also respectfully advises the Staff that it has removed the indemnification provision in the subscription agreement, and has added additional language in Section 4.1 of the subscription agreement whereby the Subscriber agrees that the Subscriber shall be liable for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations and warranties in the information provided by the Subscriber.   A similar provision has been added to Section 3.1 of the participation agreement, and the indemnity in section 11 of the App.co terms of service included in the participation agreement has been modified to exclude securities law claims.  The Company will also exclude the securities law claims from the similar indemnity in Section 12 of the stackstoken.com terms of use, included in the subscription agreement which it proposes to re-file as Exhibit 4.1.  Finally, disclosure related to the indemnification and liability provisions discussed in this response has been added to pages 26 and 137 of the offering circular.

The Company respectfully advises the Staff that Exhibit 4.3, the App Reviewer Agreement, was filed under Item 17(4) in error and is being re-filed under Item 17(6) as Exhibit 6.19.  The Exhibit relates to App Reviewers who are currently being paid in Bitcoin and is being filed as a material contract. Any App Reviewers paid in Stacks Tokens will be paid pursuant to agreements individually negotiated with the App Reviewer prior to such payment being made, which agreement will be filed as an exhibit to the Offering Statement pursuant to either an amendment or a supplement to the Offering Statement, depending on circumstances at the time of amendment.

The Company has provided the changed pages of these revised disclosures and exhibits, attached hereto as Annex 3.

Cover Page

7                                         We note your revisions to footnote (1) on your cover page, which indicate that you “are currently soliciting indications of interest in accordance with Rule 255 under the Securities Act from both voucher holders and the general public to help finalize these allocation.” Please clarify for us the solicitation that you are conducting to the “general public” with respect to the final allocation of tokens.  In this regard we note your response to comment 26 regarding the solicitation of your “existing investor base.”

In response to the Staff’s comment, the Company respectfully advises the Staff that it has solicited the general public through e-mails to the Blockstack community, postings on its website, several publicly-available presentations and interactive discussions, the landing page and a “pre-registration” site accessible on stackstoken.com, advertisements posted through Google AdWords and a specifically-dedicated website, cantbeevil.com.  It has filed all of these solicitations to the extent required by Item 17(13) of Form 1-A as “testing the waters” materials, specifically as Exhibits 13.9 through 13.11 and 13.15 (previously filed), and as Exhibits 13.16, and 13.24 through 13.30 to the Amendment.  It may also in the future engage in additional advertising in compliance with Rule 255, including, potentially, a new token economics study.

The Company also respectfully advises the Staff that its statement that it did not solicit oral indications of interest from its existing investor base, included in its response to comment 26 in the Staff’s letter dated May 2, 2019, delivered on May 15, 2019 (the “May 15 Response

Letter”), was specifically made in reference to the period prior to its determination of the $0.30 price per token in the general offering, as the Staff’s comment related to the oral indications of interest used by the Company in determining that price.

The Company has provided the changed pages of these revised disclosures and exhibits, attached hereto as Annex 4.

Summary

App Mining Program, page 4

8                                         You include disclosure on page 4 that indicates that in the event you determine not to issue Stacks Tokens as rewards, you may elect to issue such rewards in Bitcoin instead.  Section 7 of Exhibit 4.2 appears to contemplate the potential payment of any “other tokens, currency, or assets as Blockstack may decide in its sole discretion.” Please revise your offering circular to clarify that the rewards may be paid in other forms of assets or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the offering circular included in the Amendment and Section 7 of Exhibit 4.2 to clarify that, in the event that the Company determines not to issue Stacks Tokens as rewards, it may elect to instead pay such rewards in Bitcoin or U.S. dollars.

The Company has provided the changed pages of these revised disclosures and exhibits, attached hereto as Annex 5.

Other Token Sales, page 12

9                                         We note your response to comment 12 explaining your accounting treatment for the Stacks Tokens that are the subject of outstanding awards granted to your employees.  Please address the following:

•                  Based upon your response, you state that the employees used their bonuses on a voluntary basis to purchase membership units.  However, you disclose on page 12 that Stacks Tokens were sold to Employee LLC for purposes of making bonus or compensation awards to employees.  Revise your disclosures to clarify the different transactional steps involved, purpose of and nature of the sales to Employee LLC;

The Company respectfully advises the Staff that Blockstack PBC paid approximately $608,000 of cash bonuses to its employees which were recognized as compensation expense on the consolidated financial statements. Employees used their bonuses — on a voluntary basis — to purchase approximately $523,000 of membership interests in Blockstack Employee LLC at fair value. Each unit of membership interest entitles the employee holding such units to one Stacks Token upon liquidation of Blockstack Employee LLC and vesting. The vesting requirements and right to participate in token purchases at those times (during which token sales were not otherwise available to non-employees or PBC equity investors) was a method to compensate the employees for their service in the Company.  The Company has revised the disclosure on page 12 of the offering circular to reflect the above discussion. The Company has provided the changed pages of these revised disclosures, attached hereto as Annex 6.

•                  Tell us how you considered the repurchase agreement and vesting periods in your accounting.  In this regard, we refer to Attachment VII of the Blockstack Employee LLC Restricted Unit Purchase Notice in Exhibit 6.8; and

The Company respectfully advises the Staff that the Company’s consolidated financial statements for the year ended December 31, 2018 reflect the cash received from employees by Employee LLC.  The Stacks Tokens transferred to Employee LLC have a zero carrying value, and as this transfer was between entities under common control, they would be transferred to Employee LLC at carrying value.  It is the Company’s intention to transfer the Stacks Tokens to the employees upon vesting (which has not yet happened) at the then-current fair value; the Company is still considering the appropriate accounting treatment, but the Company anticipates that any difference between this price and the original price paid by the employee will be an adjustment to compensation expense.  Vesting will have no other effect on our financial statements, as the employees purchased the Stacks Tokens at fair value.  The difference between the zero carrying value of the Stacks Token and the then-current fair value will result in a gain to the Company.  Any non-allocated or forfeited Stacks Tokens will be repurchased by the Company at the initial price paid.

•                  Tell us how you evaluated whether the conversion rights of the membership interests in Blockstack Employee LLC into Stacks Tokens could represent an embedded derivative in accordance with ASC 815-15-25-1.

In response to this third bullet point, the Company respectfully advises the Staff that the Stacks Tokens were transferred to Employee LLC and represent assets of Employee LLC that will be distributed to holders of membership interests upon liquidation of Employee LLC and vesting.  The arrangement does not meet the definition of a derivative for several reasons, including:

•                                          membership interests in Employee LLC are not convertible into Stacks Tokens; rather, the Stacks Tokens represent assets of Employee LLC that will be distributed to holders of Employee LLC membership interests when the LLC is liquidated and upon vesting;

•                                          the arrangement required an initial investment equal to the fair value of the Stacks Token, and as such, does not meet the “no initial investment” criterion of the derivative definition; and

•                                          if the arrangement were a derivative-like contract, it would be gross settled in assets that are not readily convertible into cash, and as such, does not meet the “net settlement” criterion of the derivative definition.

10                                  We note your response to comment 13 stating similar transactions of tokens being sold at a discounted price did not occur in 2018 or prior periods.  In addition, we note your disclosure on page 67 that tokens were sold in 2017 at a price of $0.00012 per token compared to prices of $0.12 per token in January 2018 and $0.01320 per token in October 2018, as well as your current offering price of $0.30 per token.  Please provide us with clarity around the volatility and valuation in the price of the token sales and specifically, how the prices sold in 2017 and October 2018 reconciles to other sales prices to third parties.  To the extent that any of these token sales were to be considered at a price below fair market value, tell us how you accounted for the issuances and your basis in the accounting literature.

In response to the Staff’s comment, we revised the disclosure on page 71 of the offering circular included in the Amendment, in the section titled “—Historical discussion of the valuation of the Stacks Tokens” and included references to this section on page 67 and elsewhere where the price of prior sales of Stacks Tokens are discussed in the Offering Statement.  We do not consider any of the token sales prior to January 2019 to have been sold at a price below fair market value, because they were sold at prices either, in the case of the 2017/2018 sale to accredited investors, based on a market price reflecting the view of potential and actual purchasers, or in the case of other sales prior to January 2019, based on an independent third party valuation that, where applicable, took into consideration the market price of the 2017/2018 sale to accredited investors.

The Company has provided the changed pages of these revised disclosures, attached hereto as Annex 7.

Dilution, page 67

11                                  Please revise to reconcile the number of tokens purchased by existing tokenholders before this offering given in the dilution table with the number of tokens you state you have sold prior to this offering elsewhere in the offering circular, including in the section “Offering Summary—Other Token Sales” and in the risk factor “We have sold a significant number of tokens at prices lower than both the price at which we will offer tokens in the voucher program and the general offering...”

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the offering circular included in the Amendment. The Company notes that the revised disclosure also reflects a decrease in the number of tokens included in the voucher program allocation to 78,333,333, an increase in the number of tokens included in the general offering to 62,000,000, and a decrease in the size of the aggregate offering price in this offering to $40,000,000.  The Company also has provided the changed pages of these revised disclosures, attached hereto as Annex 8.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Nature of Operations

Revenue Recognition, page F-15

12                                  We note your response to comment 16, which lists several “current or anticipated functions” of the tokens.  However, it is unclear which, if any, of these are current features/rights of the tokens.  Please confirm which, if any, of the listed features are current enforceable rights of the holder.  Similarly, we note that development of the network is not identified as a current or anticipated feature/right of the token.  In this regard, clarify if the holders have an enforceable right and if the company has an enforceable obligation to develop the network.

The Company notes that its response to comment 16 in the May 15 Response Letter listed the following current or anticipated functions of the tokens: “burning” the tokens as “fuel” for the registration of digital assets or smart contracts on the Blockstack network; use for payments to developers of apps for application downloads; use for in-app purchases (although this is currently not offered by any apps on the network, it is capable of being offered by any developer using the network’s current software); use in non-binding polling; and deployment as incentives.  Of these, the Company respectfully advises the Staff that the first three functions are current functions, and the last two are as of yet only anticipated functions, although the App Mining program to be qualified in this offering would be the first instance of deployment of the tokens as an incentive.

The Company further respectfully advises the Staff, however, that following receipt of Stacks Tokens, tokenholders do not have an enforceable right to any of the above features of the Stacks Token, and the Stacks Tokens themselves do not contain or imply, and purchasers of Stacks Tokens do not obtain, any enforceable rights to require the creation or maintenance of certain functionality on the Blockstack network. Furthermore, although proceeds from the sale of certain Stacks Tokens have been and will be used to fund development of the network, holders of the Stacks Tokens do not have an enforceable right to the development and maintenance of the Blockstack network itself.  In summary, holders of Stacks Tokens do not have any enforceable rights by virtue of holding Stacks Tokens, and Blockstack has no ongoing or continuing obligation with respect to the Stacks Tokens following their delivery.

The above should not cast doubt, however, on whether purchasers of our simple agreements for future tokens (“SAFTs”), sold between November 2017 and February 2018, and purchasers of the rights to Stacks Tokens via the sale of equity interests in Blockstack Token Fund AI, L.P. (“AI Fund”) and Blockstack Token Fund QP, L.P. (“QP Fund”), sold in November 2017 (together with the SAFTS, the “Private Sale Agreements”), are “customers” of the Company under ASC 606, Revenue from Contracts with Customers (“ASC 606”), because all such purchasers had an enforceable right to require the development of certain features of the Blockstack network prior to the delivery and issuance of the Stacks Tokens in November of 2018.  In the Private Sale Agreements, the Company agreed to use best efforts to reach certain milestones in the development of the Blockstack network, and if these milestones were not reached, a certain percentage of the proceeds of these sales would have been required to be returned to the purchasers. The first milestone, which was applicable to all of the Private Sale Agreements, was the development of a live, operational, network with token functionality (as described in the response to comment 20 below, the definition of what functions for the Stacks Token were required to meet this standard was practically in the hands of the “LP Advisory Committee,” formed by Blockstack and purchasers of tokens through the Funds).  The second milestone, which is applicable only to purchasers of interests in the AI Fund and the QP Fund, was that one million verified users must be registered on our network by the end of January 2020.

The first milestone was achieved by the creation of the genesis block, the first block of the Stacks blockchain in November 2018. The genesis block created the initial supply of 1.32 billion Stacks Tokens and delivered the Stacks Tokens sold pursuant to the Private Sale Agreements to wallet addresses provided by the purchasers. Such delivery satisfied the Company’s obligation to the purchasers under the Private Sale Agreements with respect to the first milestone and as a result such purchasers no longer have an enforceable right to require the Company to use best efforts to achieve this milestone (and, notably, purchasers of the SAFTs no longer have any enforceable rights at all, as they received all the Stacks Tokens they purchased after the first milestone).

The second milestone, which is applicable only to purchasers of interests in the AI Fund and the QP Fund, was that one million verified users must be registered on our network by the end of January 2020. Purchasers of interests in the AI Fund and the QP Fund retain an enforceable right with respect to this milestone, in that they may be entitled to the return of a portion of their purchase price if it is not achieved. However, such purchasers do not retain a general enforceable right to require us to develop any feature of the network. Similarly,

Blockstack does not have an enforceable obligation to achieve the second milestone; if it does not meet that milestone, it instead has an enforceable obligation to return investor funds.  To date, we have not yet achieved the second milestone and the method of measuring the number of verified registered users for the purposes of this second milestone is under consideration by an independent advisory committee formed by the AI Fund and QP Fund.

We understand the Staff’s comment to relate to revenue recognition under ASC 606, and in particular the deferral and recognition of revenue.  As the Staff is aware, whether sale consideration will need to be deferred under ASC 606 depends on whether or not the Company has any explicit or implied obligations to continue providing goods or services to the purchasers.   As discussed in our response to comment 14 below and elsewhere, the service that the Company contracted to provide, on a best efforts basis, in order to retain the first milestone (and the entirety of the consideration received pursuant to the SAFTs) included the development of a live, operational network with token functionality, which was completed upon delivery of the tokens in the genesis block.  There are no explicit or implied promises on the part of the Company to perform any further services to maintain or enhance the network or Token functionality, except as described above with respect to the second milestone.(1)  As a result, we have not deferred any of the sale consideration received pursuant to the Private Sale Agreements to the extent related to the achieved first milestone.

13                                  We note your response to comment 16, which states that the parties that purchased tokens have a stake in the development of the network and the promotion of the networks use.  Please describe the nature of the token purchasers’ stake as well as the enforceable rights the stake provides to the purchaser.

The Company respectfully advises the Staff that we use the term “a stake in the development of the network” to refer to the fact that holders of Stacks Tokens may realize an increase in the value and utility of their Stacks Tokens due to the development and increased use of the Blockstack network. Since Stacks Tokens must be used to obtain certain functionality on the Blockstack network, if there are more users on the network seeking to use that functionality,

(1)  The Company notes in this regard, if helpful to the Staff, that development of the network itself, without any ongoing maintenance commitment, can be viewed as a valuable service provided by the Company.   As explained in the section of the offering circular captioned “The Blockstack Network—Governance of the Blockstack Network,” the network is ultimately designed to operate in a decentralized manner, without a central authority; the software that implements the Blockstack network and its token functionality is subject to an open source license, and can conceivably be modified, maintained, upgraded and adapted to different uses without any involvement by Blockstack; and therefore, even if Blockstack had abandoned the network at the time it delivered the tokens, other parties could still conceivably have continued to use and develop the network, including its new token functionality.  It is therefore not necessarily unreasonable or uncommercial to believe that purchasers of SAFTs would contract solely for the development of token functionality on the network, as opposed to its ongoing maintenance and enhancement.

it may result in an increased demand for Stacks Tokens and a resulting increase in the value of the Stacks Tokens. The fact that holders of Stacks Tokens may benefit from any increase in Stacks Tokens’ value resulting from increased use of the Blockstack network does not, however, give purchasers of Stacks Tokens any form of enforceable rights against the Company.

We understand the Staff’s comment to relate to revenue recognition under ASC 606, and in particular the deferral and recognition of revenue.  As discussed in our response to comment 12, whether sale consideration will need to be deferred depends on whether or not the Company has any explicit or implied obligations to continue providing goods or services to the purchaser.   In the current case, there are no explicit or implied promises on the part of the Company to perform any further services to maintain or enhance the network or Token functionality, except with respect to the second milestone.  As a result, we have not deferred any of the sale consideration received pursuant to the Private Sale Agreements to the extent related to the achieved first milestone.

14                                  Please provide us with a description of how the token purchasers engage or interact with the network (or the to-be-developed network prior to achievement of functionality) and how the tokens are used in their engagement as of the following dates:

•                  The date of token issuance;

•                  Upon functionality of the network; and

•                  Today.

As noted in our response to comment 12, purchasers of Stacks Tokens may currently engage with the network by “burning” Stacks Tokens as “fuel” to register a new digital asset or smart contract on the Blockstack network, and by transferring any number of Stacks Tokens to any wallet address located on the Stacks network, in particular to download applications or make in-app purchases.  In addition, holders of Stacks Tokens may be, and many are expected to be, users of the decentralized applications of the network and of the security infrastructure, Blockstack Auth, which provides universal usernames enabling access to these applications. Although holding tokens enables certain uses of these decentralized applications, possessing tokens is not currently required to use these applications; conversely, holding Stacks Tokens does not require one to interact with Blockstack Auth or the decentralized applications on the network.

The Stacks Tokens were created and first issued through a “genesis block,” the first block in the Stacks blockchain, in November 2018.  The Company respectfully advises the Staff that the Blockstack network is currently functional, that the network and many of the decentralized applications on it were already functional prior to the introduction of token functionality to the network, and that the current token functionality has been present on the network since the date the genesis block and the first Stacks Tokens were created. While the Company is still developing additional features and functions to add to the network, the network’s current functionality has remained the same since the date of the first token issuance. As a result, the above description of the way in which token purchasers engage or interact with the network, and the manner in which Stacks Tokens are used in their engagement, was the same for the date of the token issuance and the date that token functionality was added to the network as a feature (which was the same the date of the token issuance), and remains the same today.

The Company also respectfully submits that it understands the Staff’s comment, together with several of its other comments, to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements.  As the Staff is aware, the question of whether ASC 606 is applicable depends on whether the purchasers of the tokens are “customers” of the Company.  ASC 606 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.”  The standard does not define the term “ordinary activities” but it is derived from the definitions of revenue in the respective conceptual frameworks of the IASB and the FASB, and may be understood to refer to the notion of an entity’s “ongoing major or central operations.”

The Company respectfully submits that purchasers of tokens through the Private Sale Agreements do not need to engage with the network on an ongoing basis as token holders in order to be “customers” of the Company for purposes of ASC 606.  All token purchasers in the Private Sale Agreements have engaged in the development of the network by funding the development of the token functionality on the network.  As discussed above in comment 12, in exchange for receiving this funding, the Company has, and has only, contracted to provide the following services to token purchasers in the Private Sale Agreements, in both cases on a best efforts basis: first, the development of a live, operational network with token functionality by a certain date (which we refer to as the “Network Development Obligation”); second, registering one million users on this network by a certain date (which we refer to as the “User Development Obligation”).  It has not contracted to provide ongoing engagement with the token purchasers, or made any commitments with respect to future token functionality or service levels.  An understanding of the Company’s operations also shows how these services fall within the “ordinary activities” of the Company and its “ongoing major or central operations.”  For example, on the first page of the section of the offering circular currently on file with the Commission (and included in the Amendment) captioned “The Blockstack Network,” the Company describes itself as “developing...an open-source peer-to-peer network using blockchain technologies to ultimately build a new network that enables and encourages the creation of decentralized applications....”; the Company’s stated public benefit is to “enable an open, decentralized internet.” (2)  This stated mission does include both developing token functionality as a native currency for the network, and taking other actions, that are disclosed through the offering circular, to increase user and developer participation in the network.

The Company further respectfully submits that the funding of the development of token functionality within the network by the Private Sale purchasers is the engagement with the network that most clearly indicates that they are customers for purposes of ASC 606.  Blockstack’s mission is to develop the network, these development efforts are the output of its ordinary activities, and the Private Sale purchasers bought these services.  The consideration in the Private Sale Agreements is all tied to these development efforts (and in the case of the QP and AI Fund issuances, to efforts to increase network users — another form of engagement, and one that may increase the value and utility of the tokens, but one that is not based on whether the holders of tokens can engage with the network in certain ways).  Whether the Private Sale purchasers use their tokens to further engage in network activities is a secondary point.  They were all customers with respect to the development of token functionality on the Blockstack network;  as with a store or a restaurant, they do not need to be repeat visitors to be customers.  Furthermore, the essence of the Private Sale Agreements cannot be the purchase of tokens, as the token functionality did not exist in the network prior to the funding of the development of this functionality by the Private Sale customers.  Finally, as described more fully in our response to comment 23, we concluded that the development services and delivery of the Tokens were not distinct performance obligations as described in ASC 606.

We respectfully submit that the above considerations lead to the conclusion that ASC 606 is the appropriate model to apply to determine revenue recognition.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

15                                  We note your responses to comments 17 and 18, in which the company refers to itself as the “issuer of the tokens” and refers to the token holders as “shareholders” or “token investors.” Please clarify how these statements reconcile to your conclusion that token holders represent “customers” within the scope of ASC 606.

The Company respectfully advises the Staff that the Company has concluded that the Token agreements discussed in the responses to comments 17 and 18 in the May 15 Letter meet the definition of contracts with customers for accounting purposes and should be accounted for under ASC 606, notwithstanding the fact that certain of these agreements, as applicable, at times

(2)  See page 96 of the offering circular currently on file with the Commission and included in the Amendment.

read like a token purchase agreement (e.g., a Simple Agreement for Future Tokens) or are structured as a partnership agreement covering a fund that will invest in tokens (e.g., Amended and Restated Limited Partnership Agreement of Blockstack Token Fund QP, L.P.) because those agreements are, ultimately, agreements to develop and deliver software to the applicable purchasers.  The Company’s reference to customers as “token investors” is consistent with the form of the agreements, while the Company’s accounting conclusions are based on the overall substance.  The Company believes that these agreements in reality represent contracts to perform specified services related to development of the Blockstack network (as discussed in comment 12), as contract consideration is tied to these activities.

The Company’s reference to the “existing shareholder…..issuance” was meant to identify a specific contract to sell Stacks Tokens to customers who are also existing shareholders of Blockstack PBC.  As we have previously discussed, the Stacks Tokens do not, in and of themselves, represent equity or any other type of “shares” in Blockstack PBC or any affiliate.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends on whether the purchasers of the tokens in the Private Sale Agreements are “customers” for purposes of that standard.   The Company believes that such determination should be made based on the substance of the relationship between the parties, and not on the form of the relationship.  We hope the above discussion makes clear that the references cited by the Staff in its comment in no way undermine the conclusion that ASC 606 is the appropriate model to apply to determine revenue recognition, because, with respect to references to “token investors” and “token issuers,” they relate to the form of the contract, and with respect to the reference to “shareholders,” they refer to a pre-existing relationship outside of the contract.  Accordingly, the Company continues to believe that it has correctly applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

16                                  Please clarify whether a token holder can transfer their tokens to another counterparty outside of your network (e.g., through the Bitcoin network or some other means) and if so, address the following:

•                  Tell us whether the other counterparty would be able to then utilize the tokens on your network; and

The Company respectfully advises the Staff that Stacks Token holders may only transfer their tokens from one wallet address to another through the blockchain specifically developed by Blockstack for use by the Blockstack network, and cannot use a different

blockchain.(3)   In this sense, there is no transfer that does not require some engagement with the Blockstack network.  The Company notes in addition that development of this blockchain was in part funded by the sales made pursuant to the Private Sale Agreements.  The Company further notes, however, that token holders do not need to use the other components of the Blockstack network discussed in the offering circular, such as the universal username security infrastructure provided by Blockstack Auth or the decentralized applications on the Blockstack network, to make these transfers, so long as they are in possession of software (such as Blockstack Core) that permits them to request that miners of the Blockstack network include the transactions on the Blockstack network’s blockchain.

Whether Stacks Tokens are transferred using these other network features or simply through interaction with the Blockstack network’s blockchain, these tokens retain the full range of token functionality in effect on the network, whatever it may be at the time, and the current state of which is described above in comment 12.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends on whether the purchasers of the tokens in the Private Sale Agreements are “customers” for purposes of that standard. The Company respectfully submits that the fact that purchasers of tokens through the Private Sale Agreements do not need to engage with all aspects of the network to transfer their tokens does not mean they are not “customers” of the Company for purposes of ASC 606.  First, some continued engagement with the network, through the form of its dedicated blockchain, is required.  Further, as discussed in our response to comment 14 above, we believe that the services provided to purchasers in the Private Sale Agreements included the Network Development Obligation and the User Development Obligation, and in exchange for agreeing to these obligations Blockstack received funding to develop the network.  We believe consideration of these facts leads one to conclude that ASC 606 is the appropriate model to apply to determine revenue recognition.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

(3)  As a technical matter, and as disclosed on page 88 of the offering circular currently on file with the Commission and included in the Amendment, currently, the Blockstack network relies on Bitcoin miners to add the Blockstack network’s records to the Bitcoin blockchain. We refer to the technology that enables this as “virtualchain technology,” and as a result the blockchain used by the Blockstack network, referred to as the “Stacks blockchain,” is currently a “virtual blockchain” in that it depends on the existence of the Bitcoin blockchain.  However, this is not a necessary feature of the Stacks blockchain, and the Company intends to migrate the network away from the Bitcoin blockchain when leader election mining is introduced to the Blockstack network.  At such time, the Stacks blockchain will have its own miners, and will exist as a distributed ledger on the core nodes of the Blockstack network, independent of any other blockchain.

•                  To the extent the token purchaser subsequently transfers its token, describe whether the stake in the development of the network, rights/features of the token and its promotion of use, transfer along with the respective tokens or remain with the initial token purchaser.

If Stacks Tokens are transferred from one wallet address to another held by a different person, the “stake in the development of the network” will transfer with the Stacks Tokens to the person who owns the new wallet address, insofar as the new holder of Stacks Tokens will be able to benefit from a possible increase in the value of the Stacks Tokens resulting from the development and increased use of the Blockstack network. However, as discussed in our response to comment 12 above, although the functionality of the Stacks Token at the time of the transfer is transferred to the new holder, the Stacks Tokens in themselves do not grant their holders any enforceable rights to this functionality, so no transfer of such rights occurs. If a Stacks Token holder gives up her tokens, she does not retain any stake in the network or any ability to use the transferred tokens.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends on whether the purchasers of the tokens in the Private Sale Agreements are “customers” for purposes of that standard.  The Company respectfully submits that purchasers of tokens through the Private Sale Agreements do not need to engage with the network on an ongoing basis as token holders in order to be “customers” of the Company for purposes of ASC 606.  First, all token purchasers in the Private Sale Agreements have engaged in the development of the network by funding the development of the token functionality.  Second, as discussed in our response to comment 14 above, we believe that the services provided to purchasers in the Private Sale Agreements included the Network Development Obligation and the User Development Obligation, and in exchange for agreeing to these obligations Blockstack received funding to develop the network.  We believe consideration of these facts leads one to conclude that ASC 606 is the appropriate model to apply to determine revenue recognition, and that the fact that token holders do not receive any enforceable rights as of holding tokens does not undermine this conclusion, because neither of the services provided by the Company depend upon token holders receiving enforceable rights in connection with their tokens.  Accordingly, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

17                                  Please clarify if the company is able to identify whether the token purchasers have active accounts and can engage (or otherwise utilize) the network, and if so, address the following:

•                  Tell us how many of the token purchasers have network accounts or engage with the network and how many of the purchasers do not; and

The Company respectfully advises the Staff that all purchasers of Stacks Tokens created wallet addresses on the network prior to the genesis block going live in November 2018, so that they could receive their Stacks Tokens. This process required purchasers to download the Blockstack-created wallet software so that each purchaser could generate a unique address that is specific to the Blockstack network. This, in one sense, could be thought of as an “account,” in which case all token purchasers would have network accounts.  And as discussed in our response to comment 16 above, all purchasers will need to engage with the Stacks blockchain in order to transfer their tokens, as well as in order to “burn” them to register digital assets.

Alternatively, the Company notes that one could think of an account as a Blockstack username, which is a universal username that allows people to log into and use any of the decentralized applications that have been built on the Blockstack network. People have been able to create Blockstack usernames since prior to the genesis block going live, and people continue to do so.  Over 115,000 usernames have been registered on the Blockstack network, but it would be impossible to tell which of these have been registered by Stacks Token purchasers, or how many Stacks Token purchasers have registered usernames.

The Company respectfully submits that purchasers of tokens through the Private Sale Agreements do not need to engage with the network on an ongoing basis as token holders in order to be “customers” of the Company for purposes of ASC 606.     As discussed above in our response to comment 14, the Company respectfully submits that the funding of the development of Token functionality within the network by the Private Sale purchasers is the engagement with the network that most clearly indicates that they are customers.  Blockstack’s mission is to develop the network, these development efforts are the output of its ordinary activities, and the Private Sale purchasers bought these services.  The consideration in the Private Sale Agreements is all tied to these development efforts (and in the case of the QP and AI Fund issuances, to efforts to increase network users — another form of engagement but one that is not related to whether the Tokens have increased value ).  Whether the Private Sale purchasers use their tokens to further engage in network activities is a secondary point.  The essence of the Private Sale Agreements cannot be the purchase of Tokens, as the Token functionality did not exist in the network prior to the funding of the development of this functionality by the Private Sale customers.  Finally, as described more fully in our response to comment 23, we concluded that the development services and delivery of the Tokens were not distinct performance obligations as described in ASC 606.

•                  To the extent that there are token holders that purchased tokens for speculative purposes only, or otherwise do not engage in the development or use of the network, tell us how that might impact your conclusion that token purchasers represent “customers” within the scope of ASC 606.

The Company respectfully advises the Staff that at the time of the Stacks Token sales pursuant to the Private Sale Agreements, there was no network with token functionality, and so the Company would not have been able to determine which purchasers would ultimately use their Stacks Tokens to perform network operations, and which intended to sell them at a gain.  In addition, at the time of the sales, all uses of the network and the Stacks Tokens were not yet contemplated, and even today are not all contemplated.  As such, some speculators in the initial issuances may ultimately use Stacks Tokens for network operations.

Moreover, we understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends on whether the purchasers of the tokens in the Private Sale Agreements are “customers” for purposes of that standard. The Company believes that if a customer purchases a good from a vendor for speculative purposes only or with the intent of reselling it at a profit, he or she would still meet the definition of a customer under ASC 606. The Company believes that ASC 606 is generally not applied based on an examination of a purchaser’s motivation or intent.   The Company also respectfully submits that that purchasers of tokens through the Private Sale Agreements do not need to engage with the network on an ongoing basis as token holders in order to be “customers” of the Company for purposes of ASC 606.  As described in our response to the first bullet above and elsewhere, all token purchasers in the Private Sale Agreements have engaged in the development of the network by funding the development of the Token functionality.

We believe consideration of these issues leads one to conclude that ASC 606 is the appropriate model to apply to determine revenue recognition.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

18                                  Please clarify if the company controls the intellectual property related to the to-be-developed network, prior to it becoming a crowd supported, open-sourced network.  In this regard, tell us if there is any obligation for the company to transfer control of, or provide access to, the intellectual property of the network as it is developed or in the future.

The Company respectfully advises the Staff that aspects of the Blockstack network and related software are covered by open source licenses. While there are various software components that comprise the Blockstack network, and all of them are licensed under various open-source licenses, the most relevant to the Private Sale Agreement would likely be the blockchain software. The blockchain software is released under the GNU General Public License v3 (“GPLv3”) open source software license. Under the GPLv3 license, anyone can copy, share or modify the software, provided the terms of the license are followed, including that all derivative works of the software also be licensed under GPLv3.  The Stacks Token purchasers or holders have no special license, right or status in relation to the blockchain software — any individual, whether or not they are a token purchaser or otherwise hold Stacks Tokens, have the same broad license with regard to the blockchain software under GPLv3. In addition, the Private Sale Agreements do not grant any intellectual property rights related to the Blockstack network software generally, or the Blockstack blockchain software specifically, to the purchasers who participated in those sales.  There is also no obligation for the Company to transfer control of the intellectual property of the network.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements. In particular, we understand that the Staff may be suggesting that because the purchasers in the Private Sale Agreements do not have any access or rights to the network that are not available to the general public, the Company has not transferred goods or services to them.  The Company does not believe that this is the case, due to the fact that Stacks Tokens provide the holders with rights to transact on the network that are not available to others.  The Company’s performance of its Network Development Obligation created and enhanced the Stacks Token — an asset controlled by the Private Sale purchasers.  Likewise, the Company’s ongoing performance of its User Development Obligation with respect to certain of the Private Sale Agreements enhances the value and utility of Stacks Tokens.

As a result, as more fully described in our response to Question 19 below, control of goods and services was transferred to customers and we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

19                                  We note your response to comment 22 where you concluded that the token issuances include a promise to provide software development services to the token holder on a best-efforts basis.  Giving consideration to your assertion that the company is developing, sponsoring, and commercializing an open-sourced peer-to-peer network, please clarify how this promise is transferring a good or service to the token holder, rather than, for example, the development of the company’s own intellectual property.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends upon whether a good or service is being transferred to a customer.  The Company respectfully advises the Staff that in performing the software development services, the Company concluded that it was transferring the goods and services to the customers over time.  The Company concluded that it is satisfying its performance obligation over time as another entity would not have to re-perform work completed to date if it were to pick up the Company’s remaining network development obligations.  The proposed framework for the network is outlined in whitepapers that are publicly available, it is designed to be open source, and other developers could complete the work if the Company ceased development efforts (and they would receive the Stacks Tokens). As the Company fulfilled these development obligations, its work-

in-progress code was updated approximately every few days and each update was publicly available for inspection through Blockstack’s relevant GitHub page and was accessible to customers, users, and other developers.

In addition, the Company’s development efforts create and enhance the Stacks Tokens — assets controlled by the customers (work in process) — which were allocated to the purchasers under the contracts (as described in BC128 of ASU 2014-09, Revenue from Contracts with Customers (Topic 606)).  The Company concluded that the purchasers control the allocated Tokens during the development period for the following reasons:

•                                          The Company was entitled to a fixed number of Stacks Tokens, and approximately 2/3 of these were allocated to the purchasers under the agreements; the Company does not have enough Stacks Tokens to sell the allocated ones to others, with the intention of replacing them at a later date.

•                                          While the Company could have theoretically sold a portion of the allocated Stacks Tokens under a Regulation D filing, these could only be sold to accredited investors under a time-consuming process.

•                                          The Company could have theoretically sold a portion of the allocated Stacks Tokens under a Regulation A filing, but this process takes even more time.

•                                          Sale of the allocated Stacks Tokens was difficult from an administrative standpoint.  The Company had to ensure that each purchaser created a secure, electronic wallet address, and delivery of the Stacks Tokens had to be mapped to each wallet address.  Further, the Company had to ensure that the person providing the secure wallet address was indeed the original purchaser.

Because the customers controlled the tokens allocated to them, the Company concluded that they were receiving the benefits of the Company’s development services over time as these services were performed, as the services both created and enhanced these assets. As such, the Company transferred goods and services to the purchasers of the Stacks Tokens; it was not merely developing its own intellectual property.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

20                                  As it relates to the 20% non-refundable portion of proceeds received, please clarify whether there is any performance requirement by the company to provide the software development services or is the company entitled to retain this non-refundable portion in all scenarios, even if such services are not performed.  To the extent that you are required to perform services, provide us with the details of those requirements (e.g., until achievement of a functioning network, a set start and end date, a mutually agreed time with token holders, etc.).

The Company respectfully advises the Staff that the Company is entitled to retain the 20% non-refundable portion of the proceeds received regardless of whether it was successful in developing a live, operational network with token functionality — a goal that was subject to several obstacles and had a high degree of uncertainty at the time of the Private Sale Agreements. However, at the inception of the agreements, the Company agreed to the Network Development Obligation and the User Development Obligation, agreeing to develop certain features of the Blockstack network on a best-efforts basis — a promise that the Company believes was an enforceable performance obligation. The first feature to be developed was the introduction of a live, operational network with token functionality on the Blockstack network. The Company achieved this milestone by developing this functionality, which development was completed when the Company created the genesis block, the first block of the Stacks blockchain in November 2018, which created the initial supply of 1.32 billion Stacks Tokens. The second milestone (which applies only to the AI and QP Funds, and not the SAFTs) was that 1 million verified users must be registered on the Blockstack network by the end of January 2020. This milestone has not yet been achieved.

With respect to the LP Funds, the agreements specified that achievement of the milestones would be determined by the majority vote of an LP Advisory Committee composed of limited partners of the QP and AI Funds and other designees of the General Partner.  The SAFT agreements specified that the achievement of the milestone would be determined by the Company at its sole discretion.  Since the first milestone’s definition and timing of the evaluations were the same for both groups of customers, practically speaking, the LP Advisory Committee determines if the milestones were met. Currently, in regard to the second milestone, the method of measuring the number of verified registered users is under consideration by the LP Advisory Committee.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements which depends upon whether there are enforceable obligations of the Company.  The Company respectfully advises the Staff that, based on the foregoing discussion, the Network Development Obligation and the User Development Obligation were and are enforceable obligations of the Company that it was therefore required to perform, and were therefore services for the purposes of ASC 606, and that ASC 606 is therefore the appropriate model to apply to determine revenue recognition.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

21                                  As it relates to the achievement of Milestone 2, we note that the company references the development of incentives and structures to attract users and developers.  Please clarify the good or service being transferred to the token holder as a “customer” and describe the activities the company is required to perform to retain the milestone payment.

We understand the Staff’s comment to relate to whether ASC 606 is the appropriate model to apply to determine revenue recognition with respect to the Private Sale Agreements, which depends upon whether a “good” or “service” is being transferred to the purchasers.  The Company respectfully advises the Staff that, with respect to the QP and AI Fund issuances, activities to meet the User Development Obligation and increase the number of users on the network to meet specified thresholds (1 million verified users on the network) are the services being transferred to the customer.  These services enhance an asset controlled by the customer (the Stacks Tokens).  The Company has discretion over the specific activities that it will perform; these activities include:

•                  advertising; and

•                  the development of incentives and structures to attract both users and application developers, as each of these group’s involvement on the network attracts the other’s involvement. For example:

•                  The Company is creating alternative incentive mechanisms (e.g., “App Mining”) that allow developers to see a path to financial gain without a large user base at the very beginning of network operations.

•                  The Company is structuring the network to make it easy and desirable for developers to build applications on top of it.  As an example, the infrastructure of Blockstack allows developers to avoid worry about hosting data or paying for hosting costs.

•                  The Company plans to invest in the user side of the market by creating a user-side incentive mechanism for growth, potentially awarding tokens to users for certain network-related behavior.

We believe the fact that the above services are being provided to token purchasers leads one to conclude that ASC 606 is the appropriate model to apply to determine revenue recognition.  As a result, we have applied ASC 606 in determining revenue recognition with respect to the Private Sale Agreements.

22                                  Please clarify the company’s obligations associated with the issuance of the tokens, including how, when and to what distributed ledger the token purchases are recorded and how the company ultimately satisfies its obligation to issue the token.  In this regard, tell us if the issuance of the tokens can be or have been recorded in your network or another distributed ledger (e.g., the Bitcoin network or other) prior to the development of your functioning network.

The Company respectfully advises the Staff that the Company’s obligation associated with the issuance of Stacks Tokens pursuant to the Private Sale Agreements is the Network Development Obligation, the obligation to develop a live, operational network with token functionality (although not necessarily the specific token functionality described in its response to comment 12 above).  This includes the obligation to deliver the Stacks Tokens to the wallet addresses provided by the purchasers of the tokens on that network when such network is developed; for the AI and QP Funds, the Company has a second obligation to make best efforts to meet the second milestone.

With respect to the current offering under Form 1-A, now that token functionality on the network has been developed, the Company’s obligation with respect to the issuance of the tokens will be a delivery obligation.

Delivery is accomplished by creating one or a series of transactions that create records assigning ownership of the tokens to a wallet address, which then must be written to the distributed ledger used by the Blockstack network, referred to in the offering circular as the “Stacks blockchain” (delivery cannot be accomplished by writing to another blockchain).(4)  The consensus rules of the Blockstack blockchain (described on page 94 of the offering circular currently on file with the Commission and included in the Amendment) permit the transfer of tokens from one wallet address to another, provided that the transferring wallet address owner is able to provide a “digital signature” demonstrating their ownership of the wallet; however, when tokens are being newly created or where, in this offering, tokens exist but have no previous owner, the issuance of Stacks Tokens requires a “hard fork” to the Blockstack network, where the core nodes of a network agree by consensus to perform a transaction outside of the consensus rules.  A hard fork will therefore be effected in the manner outlined above to satisfy the Company’s obligations to issue the tokens in this offering; as disclosed throughout the offering circular currently on file with the Commission and included in the Amendment, including on the cover page and in the Plan of Distribution, this hard fork will be effected at the closing of the cash offering.   A “hard fork” was also performed in November 2018 to create the genesis block, the first block of the Stacks blockchain, in order to accomplish delivery of the Stacks Tokens sold pursuant to the Private Sale Agreements.   The delivered Stacks Tokens will be fully capable of being used in all token functionalities that exist on the Blockstack network at the time of delivery.

(4)  For a discussion of the Blockstack networks’ current reliance on the Bitcoin blockchain, see footnote 3 and page 88 of the offering circular currently on file with the Commission and included in the Amendment.

Furthermore, no tokens will be or have been issued prior to the development of a functioning network; as noted above, the first 1.32 billion Stacks Tokens were all created in the genesis block, at a time when the network was already functional.  In addition, the tokens were not delivered, and could not be delivered, until token functionality was added as a feature to the network, as previously discussed in comment 12, in satisfaction of the “performance obligation” under the Private Sale Agreements (as understood in the context of ASC 606) to add such feature to the network.

We understand the Staff’s comment to relate to the timing of revenue recognition under ASC 606 which depends on when goods and services are being transferred to the purchasers under the Private Sale Agreements.  As discussed in our response to comment 14, we believe that these purchasers are customers, and that the services that they are receiving and have contracted for include the Network Development Obligation.  We believe the above response demonstrates that delivery of the tokens necessarily required the Company to satisfy the Network Development Obligation, which lends further support to the conclusion that it was a service for which the purchasers contracted as customers, and thus further supports the timing of the revenue recognition adopted by the Company in its financial statements.

23                                  Please explain how you considered whether the issuance of the tokens itself represents a promise to the token holder and if so, whether that promise is distinct from the “best-efforts” obligation to develop the software.

We understand the Staff’s comment to relate to whether the issuance of the token and “best-efforts” obligation to develop the software are actually distinct obligations under ASC 606.   The Company respectfully advises the Staff that the Company concluded that the issuance of the Stacks Tokens pursuant to the Private Sale Agreements is the result of its promise to develop, on a best-efforts basis, a live, operational network with token functionality, and is not a distinct performance obligation itself.

The Token purchasers funded software development services that added Token functionality to the Blockstack network.  We considered whether the delivery of the Tokens was a distinct performance obligation apart from these development services.  ASC 606 provides the following guidance on determining whether a performance obligation is distinct:

606-10-25-19 A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.  The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.  The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The Tokens would have no utility to the customer absent the development of the Token functionality within network, and the Token functionality in the network has no utility to the customers absent the ability to transact using the Tokens — assets that were not readily available to the customer as they did not yet exist  (criterion (a) above).  The Token functionality that the Private Sale customers funded and the Company developed was available on the network to all users.  This functionality had no utility to anyone, however, absent the Tokens which were provided, for the first time, under the Private Sale Agreements.  As such, the development services provided by the Company and the Tokens delivered to the customers were not capable of being distinct performance obligations, as described in ASC 606-10-25-19.

In addition, development of the Token functionality and delivery of the Tokens are not distinct within the context of the contract (criterion (b) above).  An appropriate analogy would be a contract to build a house (a network with Token functionality in this case) — the delivery of the keys (Tokens) at the end of that process is not a separate performance obligation.

As such, we concluded that the development services and Stacks Tokens are not distinct performance obligations under ASC 606.

* * *

We hope the foregoing has been responsive to the Staff’s comments.  If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum

Robert H. Rosenblum